Exhibit 99.2

Aurora is a leader in the domestic consumer market as well as the domestic and international medical cannabis markets. To achieve large-scale growth and long-term, sustainable profitability, Aurora has identified a number of elements critical to driving the success of its strategy.

Consequently, Aurora has executed on an aggressive growth strategy focused on developing a vertically integrated company with a diversified portfolio offering.

Achieving the Critical Success Factors: Capturing Margin Throughout the Cannabis Value Chain

This dynamic growth strategy will enable Aurora to capture greater margin across the entire cannabis industry value chain:

SCIENCE
Develop and acquire marketable intellectual property while strengthening our global medical brand and generating increased visibility.
SCALE
Develop large scale, highly efficient production capacity in diverse geographic markets to serve the global demand for medical cannabis.
DIVERSIFICATION
Develop a broad portfolio of high value-add products to deliver higher margins.
COST OF PRODUCTION
Adopt a purpose-built, high-technology, automated, yield optimized facility model that is replicable across the Company's different markets, ensuring consistently high-quality cannabis products, produced at low costs.
INNOVATION
Develop, adopt and acquire innovations across the entire cannabis industry value chain to deliver efficiencies and create competitive advantages.
DISTRIBUTION
Develop strong domestic and international distribution partners and networks to ensure a broad market reach.
BRANDS
Create unique brands and customer experiences that resonate both with the medical community and the adult consumer use market to help capture market share.
AURORA

2 Aurora Cannabis Inc. Q3 2019 MD&A

HORIZONTALLY DIVERSIFIED
VERTICALLY INTEGRATED

Strong revenue, patient and production growth coupled with disciplined cost management and high-tech production are driving Aurora on its path towards profitability

QUARTERLY REVENUE[1] (C$ MM)
70
60
50
40
30
20
10
0
566%
CAGR
30-Jun-15
30-Sep-15
31-Dec-15
31-Mar-16
30-Jun-16
30-Sep-16
31-Dec-16
31-Mar-17
30-Jun-17
30-Sep-17
31-Dec-17
31-Mar-18
30-Jun-18
30-Sep-18
31-Dec-18
31-Mar-19

CONSUMER REVENUE[1]

$21.6 m Q2 2019 — 37% — **$29.6 m** Q3 2019

CANADIAN MEDICAL REVENUE[1]

$23.1 m Q2 2019 — 8% — **$25.1 m** Q3 2019

INTERNATIONAL MEDICAL REVENUE[1]

$2.9 m Q2 2019 — 38% — **$4.0 m** Q3 2019

KILOGRAMS PRODUCED

7,822 Q2 2019 — 99% — **15,590** Q3 2019

ACTIVE REGISTERED PATIENTS

73,579 Q2 2019 — 5% — **77,136** Q3 2019

GROSS MARGIN

52% Q2 2019 — 4% — **56%** Q3 2019

CASH COST OF SALES

$2.60 Q2 2019 — 21% — **$2.05** Q3 2019

SG&A

$66.4 m Q2 2019 — 1% — **$67.1 m** Q3 2019

CASH COST TO PRODUCE

$1.92 Q2 2019 — 26% — **$1.42** Q3 2019

Aurora Cannabis Inc. Q3 2019 MD&A 3

15 Production Facilities

>625,000[1] kg/year Funded Capacity

Rapid Facility Development Driving Scale

	LOCATION	SIZE	CAPACITY[2]	STATUS	LICENSE CULTIVATION	LICENSE SALE
Aurora Mountain	Mountain View, Alberta, Canada	55,200 ft²	4,800 kg/year	Operating since 2015	●	●
Aurora Vie	Pointe Claire, Quebec, Canada	40,000 ft²	4,000 kg/year	Operating since June 2018	●	●
Aurora Eau	Lachute, Quebec, Canada	48,000 ft²	4,500 kg/year	Facility in full operation	●	●
Aurora Sky	Edmonton, Alberta, Canada	800,000 ft²	>100,000 kg/year	Facility in full operation	●	●
Aurora Sun	Medicine Hat, Alberta, Canada	1,620,000 ft²	>230,000 kg/year	Full construction to be completed by mid-calendar 2020		
Aurora Nordic 1	Odense, Denmark	100,000 ft²	8,000 kg/year	Facility construction complete	●	
Aurora Nordic 2	Odense, Denmark	1,000,000 ft²	>120,000 kg/year	Full construction to be completed by mid-calendar 2020		
CanniMed	Saskatoon, Saskatchewan, Canada	97,000 ft²	19,000 kg/year	Operating since 2004. Facility upgrades underway.	●	●
MedReleaf Markham	Markham, Ontario, Canada	55,000 ft²	7,000 kg/year	Operating since 2014	●	●
MedReleaf Bradford	Bradford, Ontario, Canada	210,000 ft²	28,000 kg/year	Facility in full operation	●	●
Whistler Alpha Lake	Whistler, BC, Canada	12,500 ft²	500 kg/year	Operating since 2014	●	●
Whistler Pemberton	Pemberton, BC, Canada	62,000 ft²	>5,000 kg/year	Phase 1 in operation. Phase 2 expected to be completed in September 2019.	●	
ICC Labs	Canelones, Uruguay	21,000 ft²	27,135 kg/year	Facility in full operation	●	●
MedReleaf Exeter	Exeter, Ontario, Canada	1,000,000 ft²	105,000 kg/year	Land and building purchased		
Aurora Portugal	Portugal	38,000 ft²	4,000 kg/year	Phase 1 expected to be completed in calendar Q3 2020		

1 The sum of Aurora's announced funded capacity is 625,000+ kg per year, which includes Aurora's proportionate share of TGOD's funded capacity of 23,000 kg per year.
2 These figures are considered forward-looking information and are based on the Company's experience in growing cannabis, and data available concerning the wide variety of strains under the growing conditions maintained at its facilities. Material assumptions to derive capacity at full completion of the facilities include, but are not limited to: the number of plants expected to occupy each growing room, the number of growing rooms expected at each facility, and the number of harvest cycles and average yield per harvest cycle per year for the strains expected to be grown at each facility. Refer to the *Forward-Looking Statements* section of this MD&A for further detail.

4 **Aurora Cannabis Inc.** Q3 2019 MD&A

HORIZONTALLY DIVERSIFIED
VERTICALLY INTEGRATED

Driving Down the Per Gram Costs of Production

Aurora's "Sky Class" facilities leverage the latest technological advances including closed systems with precision environmental control. These features, coupled with large scale facilities and low labour requirements enable Aurora to reliably produce the lowest-cost, highest quality cannabis in the industry.

- Forced air with MERV 14 filtration
- Design supports unsurpassed light availability and penetration
- Best-in-class uniform climate control & specialized irrigation system
- Fully integrated computer control and monitoring
- Mobile bench system and automated plant movement
- Harvest to dry production techniques provides small-batch quality with mass scale throughput
- Custom process flow supports efficient production under strict EU GMP standards

Aurora Cannabis Inc. Q3 2019 MD&A 5

Diverse Medical Distribution Networks

Aurora and its subsidiaries have entered into agreements with PharmaChoice, Pharmasave and Shoppers Drug Mart to collaborate on the distribution, sale and marketing of medical cannabis products through their respective networks of pharmacies. This collaboration enables Aurora to provide convenient and safe access to medical cannabis products for patients across the country who will also benefit the advice and guidance of their local pharmacists.

In January 2019, Shoppers Drug Mart launched its online marketplace for medical cannabis, where Aurora, MedReleaf and CanniMed make up 3 of the 11 medical cannabis brands currently offered through the respected Canadian retailer.

SHOPPERS DRUG MART

PHARMASAVE

PharmaChoice

IMPROVING ACCESS TO MEDICAL CANNABIS

In Q3, 2019, Aurora and its subsidiary, CanniMed Therapeutics, announced the addition of Product Identification Numbers (PINs) to 78 medical cannabis products in an effort to support patient reimbursements under health insurance plans. With PINs, insurance companies and employers can more easily classify health-care products such as medical cannabis into benefit plans, greatly enhancing patient access to Aurora products.

TRUSTED PATIENT COUNSELLING

canvasRX

CanvasRx, a wholly owned subsidiary of Aurora, is Canada's trusted medical cannabis resource and marketplace, enabling patients to develop a better understanding of medical cannabis and its various strains and uses, as well as information on licensed producers in Canada.

With 36 clinics in operation nationwide, CanvasRx is a leading Canadian network of cannabis counseling and outreach centres. To date CanvasRx has assisted more than 67,000 patients. Close to 12,000 physicians across Canada have referred patients to CanvasRx and its affiliated medical clinics.

6 Aurora Cannabis Inc. Q3 2019 MD&A

HORIZONTALLY DIVERSIFIED
VERTICALLY INTEGRATED

Executing on a dynamic, international growth strategy supported by an important early-mover advantage in several key markets, Aurora and its subsidiaries, strategic partners, and production assets represent a robust global network serving the needs of patients and consumers around the world. Today, Aurora is active in 24 countries across 5 continents, reflecting the increasing demand for high-quality, medical grade cannabis products world-wide.

During the quarter, Aurora expanded into Portugal through an agreement to secure a 51% ownership interest in Gaia Pharm Lda., a licensed producer in Portugal that holds permits to construct a cannabis cultivation facility. Through Gaia Pharm, now called Aurora Portugal Lda, the Company will establish an EU GMP compliant facility to serve the needs of local medical patients and nearby nascent medical markets.

International Distribution

AURORA'S INTERNATIONAL FOOTPRINT:

AUSTRALIA	BRAZIL	CANADA
CAYMAN ISLANDS	COLOMBIA	CZECH REPUBLIC
DENMARK	ESTONIA	GERMANY
ITALY	LATVIA	LITHUANIA
LUXEMBOURG	MALTA	MEXICO
POLAND	PORTUGAL	SOUTH AFRICA
UK	URUGUAY	

Aurora strengthened its position as a leader in international medical markets during the quarter. In addition to commencing sales of cannabis oils to German pharmacies, Aurora was also selected by German regulatory officials as one of three winners in a public tender. Of the 79 tender applicants, Aurora was awarded the maximum number of lots, permitting the Company to cultivate and distribute medical cannabis in Germany, the largest medical cannabis market in the EU.

With a focus on EU GMP compliant production, Aurora will continue to scale up production and leverage its competitive advantages in numerous countries to ensure that more patients gain safe access to high-quality cannabis products.

Aurora Cannabis Inc. Q3 2019 MD&A 7

Aurora has coast-to-coast contracts in place covering 98.5% of the Canadian consumer market.

Building Momentum in the Canadian Consumer Market

Extending its successful initial launch into the Canadian consumer cannabis market, supported by expanding product availability as Aurora Sky ramped up production, Canadian consumer revenues increased by 37% to $29.6 million in Q3 2019.

Reflecting the continued demand for Aurora and MedReleaf products, the Company sold more than 5.3 million grams of dried cannabis and equivalents in Canada, representing a 42% increase over the prior quarter. Similar to Q2, geographic distribution of sales remained stable, with 80% of all consumer sales generated in Canada's most populated provinces, Ontario, Quebec and Alberta.

Q3 NET REVENUE

10%
45%
45%
Consumer
Medical
Other

CONSUMER SALES BY PROVINCE

2%
1%
6%
9%
24%
27%
29%
Ontario
Quebec
Alberta
British Columbia
Nova Scotia
Prince Edward Island
Saskatchewan

8 Aurora Cannabis Inc. Q3 2019 MD&A

HORIZONTALLY DIVERSIFIED
VERTICALLY INTEGRATED

Developing Higher-Margin Derivative Products

In February 2019, Aurora announced the development of Aurora Polaris, a 300,000 square foot expansion at the Edmonton International Airport in Alberta, Canada.

Serving as a highly customizable processing and logistics facility, Aurora Polaris will support the Company's derivatives strategy and focus on the research, development and industrial-scale production of higher-margin, value-added derivative cannabis products. This includes the production of edible products such as baked goods, chocolates, mints, and infused beverages, in addition to concentrates such as vape products, cosmetics, and softgels, which Health Canada is expected to legally permit from October 2019 onwards.

Located adjacent to Aurora Sky, one third of Aurora Polaris is designated for warehousing and distribution, expanding the Company's logistics capabilities and positioning Aurora to readily accommodate the rapid development of cannabis markets both domestically and around the world.

AURORA

Aurora Cannabis Inc. Q3 2019 MD&A 9

Certified Organic West Coast Cannabis

In Q3 2019, Aurora completed the acquisition of Whistler Medical Marijuana Corporation ("Whistler"), a licensed producer of premium, award-winning organic cannabis, strategically reinforcing the Company's position within the thriving Canadian west coast cannabis market.

Founded in 2013, Whistler was the first licensed producer to obtain organic certification and bring a full suite of organic certified cannabis products to market. Conforming to International Organic Growing Standards and Certified by the Fraser Valley Organic Producers Association, Whistler's extensive portfolio of organic products will serve to diversify Aurora's product offering within niche, high-margin, consumer and medical markets.

Whistler
CANNABIS CO.

WMMC

Adding to Aurora's significant production footprint, Whistler currently operates two production facilities including an EU GMP compliant facility, which when leveraged with Aurora's growing international network, will allow for the future export of organic products in Europe, South America and beyond.

To date, Whistler has commercialized more than 30 dried flower and oil products from an impressive genetics bank with more than 150 strains. As a strong performing licensed producer with exceptional traction and visibility in the Canadian cannabis space, Whistler has achieved positive cash flow since 2015 with EDBITDA margins in excess of 30%.

10 Aurora Cannabis Inc. Q3 2019 MD&A

HORIZONTALLY DIVERSIFIED
VERTICALLY INTEGRATED

Industry Leading Science & Research Teams

AURORA + CanniMed BY AURORA + MedReleaf + Anandia

Our Objective: Developing marketable IP and high margin products, while enhancing cultivation efficiencies

CORE RESEARCH THEMES

01 ANALYTICAL SCIENCE
Cannabinoid and terpene profiling, isolation & purification

02 PLANT SCIENCE
Anandia + growth experiments, plant health, extraction

03 DISCOVERY SCIENCE
Pre-clinical studies
Cannabinoid application

04 CLINICAL SCIENCE
Health outcomes, economic impact, targeted indications and clinical trials

INNOVATION & DIVERSIFICATION THROUGH HIGH VALUE PRODUCTS & PARTNERSHIPS

AURORA

- Launched Aurora Frost
- Introduced hard and soft shell capsules
- Developed Innovative cream based topical products
- Launched new oil types
- Developing exciting beverage and edible products in advance of future legislation

RADIENT	Processing technology (extraction)
HEMPCO	Product diversification, source of low-cost CBD
CT Pharma	Novel drug delivery (sublingual)
CAPCIUM	Softgel production technology
	Hydroponic home grow systems and supplies
WAGNERMEDIMAS	Patented pre-roll technology

Aurora Cannabis Inc. Q3 2019 MD&A 11

Strong Medical & Consumer Brands

Aurora has secured a broadly diversified portfolio of three recognizable and well- established cannabis brands, including Aurora, CanniMed and MedReleaf, and consumer and wellness brands, such as San Rafael '71, Woodstock and AltaVie.

These brands are backed by award-winning products, detailed consumer and marketplace insights and advanced analytical frameworks.

TRUSTED MEDICAL BRANDS

AURORA
CanniMed Therapeutics Inc.
MedReleaf
WMMC

CanniMed
Medical Cannabis Topical Cream Kit
AURORA

LEADING CONSUMER BRANDS

San Rafael '71
The WOODSTOCK Cannabis Company
ALTAVIE
AURORA
Whistler Cannabis Co.

AURORA
ALTAVIE

12 Aurora Cannabis Inc. Q3 2019 MD&A

HORIZONTALLY DIVERSIFIED
VERTICALLY INTEGRATED

Building a Global Leader with Expertise Across the Entire Cannabis Value Chain

Today, Aurora is exceptionally well positioned, through its diverse acquisitions and strategic initiatives completed to date, to capitalize on the enormous opportunity across the entire cannabis industry value chain in both domestic and international markets.

BUILDING
CULTIVATION & EXTRACTION
PLANT | MEDICAL SCIENCE & PRODUCT R&D
DISTRIBUTION
CONSUMER ENGAGEMENT & BRANDS

Over 30+ years of experience in designing and engineering high-tech, automated, environmentally controlled greenhouses

Disruptive extraction technology to ensure low-cost, high yield operations

Industry leading genetics research and robust product innovation featuring a Medical Centre of Excellence

Robust domestic & international distribution networks spanning 98% of the Canadian population and other locations worldwide

Well-recognized and respected medical and consumer brands with strong consumer engagement and customer care

ACQUISITIONS

STRATEGIC INVESTMENTS

Aurora Cannabis Inc. Q3 2019 MD&A 13

Management Discussion & Analysis

Table of Contents

Business Overview	15
Strategy	15
Summary of Recent Historical Quarterly Results	17
Overview of Key Quarterly Financial and Operating Results	18
Financial Highlights	18
Key Developments During the Three Month Period Ended March 31, 2019	20
Key Developments Subsequent to March 31, 2019	22
Financial Results	23
Liquidity and Capital Resources	29
Related Party Transactions	31
Accounting Estimates	32
New or Amended Standards Effective July 1, 2018	32
Recent Accounting Pronouncements	34
Financial Instruments	34
Financial Instruments Risk	36
Summary of Outstanding Share Data	37
Historical Quarterly Results	38
Risk Factors	39
Internal Controls over Financial Reporting	40
Cautionary Statement Regarding Forward-Looking Statements	40
Cautionary Statement Regarding Certain Performance Measures	41

14	Aurora Cannabis Inc.	Q3 2019 MD&A

Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations for the Three and Nine Months Ended March 31, 2019

This MD&A should be read in conjunction with the condensed consolidated interim financial statements of Aurora Cannabis Inc. ("Aurora" or the "Company") for the three and nine months ended March 31, 2019 and the related notes thereto, which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”). All figures are presented in thousands of Canadian dollars unless otherwise indicated. This MD&A has been prepared as of May 13, 2019 pursuant to the MD&A disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators ("CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

This MD&A, consolidated interim financial statements and the Company’s most recent annual audited consolidated financial statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company's website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. On September 3, 2010, the Company changed its name to Prescient Mining Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the trading symbol “ACB”, and on the Frankfurt Stock Exchange ("FSE") under the trading symbol “21P”.

The Company's head office and principal address is Suite 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

Aurora is one of the world's largest and fastest growing cannabis companies, with multiple subsidiaries and strategic partnerships that provide differentiation in terms of geographic reach, production, technology, and product offerings.

With a growing number of countries beginning to adopt and develop medical cannabis legislation, the Company has embarked on an international expansion strategy, which includes business prospects and investments in Germany, Denmark, Italy, Poland, Australia, Cayman Islands, Malta, Lithuania, Uruguay and Colombia.

The Company’s principal business is the production, distribution and sale of cannabis products in Canada and internationally. Aurora currently conducts the following key business activities in the countries listed below:

•	Production, distribution and sale of medical and consumer market cannabis products in Canada pursuant to the Cannabis Act;
•	Distribution of wholesale medical cannabis in the European Union ("EU") pursuant to the German Medicinal Products Act and German Narcotic Drugs Act;
•	Production of medical cannabis in Denmark pursuant to the Danish Medicines Act; and
•	Production and distribution of cannabis in Uruguay pursuant to Law N° 19,172 Cannabis and its derivatives: state control and regulation of the importation, production, acquisition, storage, marketing and distribution.

Through recent acquisitions, the Company has expanded its business to include research and development, and the production and sale of hemp related products.

Aurora does not engage in any federally illegal U.S. cannabis-related activities. While the Company previously held an interest in a U.S. based company, Australis Holdings LLP (“Australis Holdings” or “AHL”), AHL did not engage in any cannabis-related activities for the periods presented. AHL was spun-out to Aurora shareholders as part of the Australis Capital Inc. spin-out transaction completed on September 19, 2018.

Strategy

We believe the global cannabis market is a rapidly developing business opportunity that comes along once in a generation. There is a transformational wave sweeping the globe, offering the potential to positively and significantly impact the lives of millions of people worldwide on a medical basis. There is also a significant amount of growing global support for the legalization of the adult consumer usage market.

Aurora competes globally in all significant markets where cannabis is federally legal and is currently a leader in the Canadian, European, Australian and Latin American markets with a strong first and early mover advantage. Our strategy includes controlling and driving down operating costs across the entire value chain; producing high-quality cannabis at a world-leading scale; a keen commitment to science and technology; a pledge to place Canadian and global medical patients as our first priority; a prudent but aggressive deployment of capital and talent to identify, develop and win new markets; and finally, being the employer and partner of choice in the global cannabis industry.

15	Aurora Cannabis Inc.	Q3 2019 MD&A

Our strategy rests on the following foundational convictions and competitive advantages:

Cultivation

Cultivation is of critical importance. Our "Sky Class" production facilities are completely contained, environmentally-controlled, and are state of the art. Complete environmental control allows us to influence the variables that lead to consistent production, optimal yields, and greatly reduce the risk of crop losses. Our facilities produce quality cannabis at massive scale, with significant automation and precision control resulting in ultra-low costs and reliable, consistent crops and yields. We believe these factors are critically important in the development of global brands and a strong reputation with governments and consumers world-wide. Furthermore, we believe that there will be a significant shortage of regulated, quality-controlled cannabis. With the industry at such an early stage, well-controlled, quality supply chains do not exist at the scale required globally. We are, therefore, focused on building, operating and replicating our world-class scalable production facilities.

Strong, Healthy Margins

With ultra-low production costs comes the ability to maintain strong, healthy gross margins in a value-added supply and demand environment. As many other producers become economically unviable, controlled costs will allow us to continue to have low cost inputs for current and future value-added products.

Scale and Global Reach

We have industry-leading cultivation scale, with 15 facilities in production or under construction in Canada and elsewhere around the globe. Our facilities under construction are expected to meet EU Good Manufacturing Practice ("GMP") standards. Currently three of our facilities and operations are certified to this high standard, with more certifications in progress. This is the key regulatory barrier to entry in EU countries and the EU GMP certification is developing as the defacto standard globally. Aurora is one of the few companies in the world who can compete in the cannabis industry on an international basis. We have a significant global footprint operating currently on 5 continents and in 24 countries. Our "boots on the ground" strategy has resulted in the expansion of our workforce to over 2,400 employees. Our global expansion strategy is sound and responsible.

Science

We are a science-driven cannabis company. With over 40 PhDs and MScs on staff, we are world leaders in cannabis breeding and genetics, leading to more efficient growing cycles, production yield enhancements and disease resistant strains. Much of this work may be protected as intellectual property. Aurora also has over 40 clinical studies and trials completed or underway that generate data and research papers that will support evidence-based decisions by doctors, prescribers, reimbursement agencies, and government policy makers. Furthermore, we believe we have one of the leading product development teams in the industry. Through our innovation, we have been able to introduce new products under existing regulations and are actively developing the next generation of products that will be in demand for both the medical and consumer markets.

Strategic Partnering

Cannabis is a unique substance that has the potential to both complement and disrupt a number of major industries. We believe that large, established leaders in mature industries have a role to play in the development of our industry and we intend to continue exploring these potential strategic relationships as effectively as possible. To realize this potential, we have accelerated the development of our capabilities and reach through a rational approach to building and structuring our operations across the entire value chain. With more than 15 strategic and targeted acquisitions from August 2016 to March 2019, we believe that Aurora is uniquely positioned to leverage its strategic assets and diversified corporate structure to potentially collaborate with several partners in completely independent business verticals to complement our abilities and accelerate our growth even further.

Medical Commitment

Aurora has a strong commitment to our medical patients in Canada and globally. We have over 77,000 active medical patients in Canada and are rapidly increasing our patient base. With our footprint in the EU and Latin American countries, we expect the growth of our global medical cannabis business to accelerate significantly over the next quarters and years. We currently believe that Aurora has a leading market share in Europe and Latin America.

Maturing Capital Structure

Building a leading global cannabis company that is sustainable for the long term requires a significant investment of capital. The rapid maturation of our company over the last year has provided us with the opportunity to move away from the traditional and more dilutive financing methods still prevalent in the industry. More debt and debt-like instruments have been secured to support our continued growth and capital needs. This serves to drive down our cost of capital, minimize dilution of our share pool, and provide additional validation of the quality and size of our production facilities and global business plans.

We are grateful to the many retail shareholders who have supported us. It is also important that we continue to grow and attract larger institutional shareholders as part of Aurora's story, to support our long term vision and seek to achieve lower volatility of Aurora’s share prices in the capital markets.

16	Aurora Cannabis Inc.	Q3 2019 MD&A

Path to Profitability

With our increased availability of supply and broad global reach, Aurora is well on its way to near term profitability and the shift to a strong cash flow position. Based on currently planted, regulator approved, cultivation rooms, Aurora is on track to harvest and dry in excess of 25,000 kilograms of high-quality cannabis in the quarter ended June 30, 2019, with additional production through the remainder of the calendar year as Sky and Bradford achieve optimal production levels. With additional capacity coming onstream over the next 12 to 18 months, product availability will continue to increase materially.

In addition to world leading science, supply and scale, Aurora has a high margin advantage that we expect will drive profitability and cash flows for many years to come. Long term, sustainable high margins will result from:

Maximizing our average selling price through:

•	Leadership in key international markets, which provide opportunities for higher margin options (medical, new products);
•	Full margin capture in Europe and Latin America by owning distribution channels directly; and
•	Commitment to scientific research and product development, resulting in new higher margin products being introduced and development of intellectual property.

Thus driving down overall production per gram cash costs through:

•	Commitment to scientific research and technology resulting in increasing yields through genetics, low per gram operating costs from world-class automation, and replicable large-scale pharmaceutical grade production; and
•	Leveraging massive scale to spread costs over a large volume of production.

Summary of Recent Historical Quarterly Results

	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Financial Results
Gross revenue	$75,238	$62,000	$29,674	$19,147
Net revenue (1) (3a)	$65,145	$54,178	$29,674	$19,147
Gross margin before fair value adjustments on medical cannabis net revenue (2) (3b)	60%	59%	70%	74%
Gross margin before fair value adjustments on consumer cannabis net revenue (2) (3b)	50%	47%	68%	NA
Adjusted EBITDA (3d)	$(36,617)	$(45,524)	$(67,884)	$(32,858)
(Loss) earnings attributable to common shareholders	$(158,354)	$(237,752)	$105,462	$79,868

Balance Sheet
Working capital	$469,729	$274,629	$548,446	$144,533
Cannabis inventory and biological assets (4)	$118,023	$79,924	$75,944	$39,602
Total assets	$5,549,780	$4,875,884	$4,955,361	$1,886,510

Operational Results - Cannabis
Cash cost of sales per gram of dried sold (3c)	$2.05	$2.60	$1.90	$1.87
Cash cost to produce per gram of dried sold (3c)	$1.42	$1.92	$1.45	$1.70
Active registered patients	77,136	73,579	67,484	43,308
Average net selling price per gram (2)	$6.40	$6.80	$9.19	$9.20
Average net selling price per gram of medical cannabis (2)	$7.73	$8.14	$9.28	$9.20
Average net selling price per gram of consumer cannabis (2)	$5.48	$5.67	$6.58	NA
Kilograms produced	15,590	7,822	4,996	2,212
Kilograms sold	9,160	6,999	2,676	1,617
(1)	Net revenue represents our total gross revenue exclusive of excise taxes levied by the Canada Revenue Agency ("CRA") on the sale of medical and recreational cannabis products effective October 17, 2018.
(2)	These terms are defined in the "Historical Quarterly Results" section of this MD&A
(3)	Refer to the following sections for reconciliation of non-GAAP measures to the IFRS equivalent measure:
a.	Refer to the "Revenue" section below for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.	Refer “Gross Margin” section for reconciliation to the IFRS equivalent.
c.	Refer to “Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold - Aurora Produced Cannabis” section for reconciliation to IFRS.
d.	Refer to "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
(4)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.

17	Aurora Cannabis Inc.	Q3 2019 MD&A

Overview of Key Quarterly Financial and Operating Results

($ thousands)	Q3 2019	Q2 2019	% Change	Q3 2018	% Change
Financial Results
Gross revenue	$75,238	$62,000	21%	$16,100	367%
Net revenue (1)	$65,145	$54,178	20%	$16,100	305%
Cannabis net revenue (1)	$58,652	$47,577	23%	$10,810	443%
Gross margin before fair value adjustments on cannabis net revenue (1)	55%	54%	1%	59%	(4)%
Gross margin before fair value adjustments on medical cannabis net revenue (1)	60%	59%	1%	59%	1%
Gross margin before fair value adjustments on consumer cannabis net revenue (1)	50%	47%	3%	NA	NA
Selling, general and administration expense	$67,104	$66,362	1%	$15,727	327%
Adjusted EBITDA (1)	$(36,617)	$(45,524)	20%	$(12,904)	184%
(Loss) earnings attributable to common shareholders	$(158,354)	$(237,752)	33%	$(19,215)	724%

Balance Sheet
Working capital	$469,729	$274,629	71%	$338,476	39%
Cannabis inventory and biological assets (1)	$118,023	$79,924	48%	$28,478	314%
Total assets	$5,549,780	$4,875,884	14%	$1,671,400	232%

Operational Results - Cannabis
Cash cost to produce per gram of dried sold (1)	$1.42	$1.92	(26)%	$1.53	(7)%
Active registered patients	77,136	73,579	5%	45,776	69%
Average net selling price per gram (1)	$6.40	$6.80	(6)%	$7.99	(20)%
Average net selling price per gram of dried cannabis (1)	$5.86	$6.23	(6)%	$7.30	(20)%
Average net selling price per gram of cannabis extracts (1)	$11.01	$10.00	10%	$12.83	(14)%
Average net selling price per gram of medical cannabis (1)	$7.73	$8.14	(5)%	$7.99	(3)%
Average net selling price per gram of consumer cannabis (1)	$5.48	$5.67	(3)%	NA	NA
Kilograms produced	15,590	7,822	99%	1,206	1,193%
Kilograms sold	9,160	6,999	31%	1,353	577%
(1)	These terms are defined in the "Historical Quarterly Results" section of this MD&A.

Financial Highlights

Revenue

During the three months ended March 31, 2019 (“Q3 2019”), consolidated net revenues were $65.1 million compared to $54.2 million in the prior quarter. The 20% quarter-over-quarter growth resulted predominantly from a $8.0 million, or 37%, increase in our consumer market cannabis sales, which was fueled by additional production capacity and available supply from our Aurora Sky, MedReleaf Markham and Bradford facilities. As we continue to scale up our production capacity, we are also focused on initiatives to reduce our manufacturing constraints and timelines as we scale up our manufacturing capabilities to meet market demand.

During Q3 2019, our Canadian medical cannabis sales increased by $1.9 million or 8%. Our current patient base has increased to approximately 77,000 patients. While our medical cannabis sales were relatively stable, our gross margins continue to be negatively impacted by excise taxes levied on the sale of cannabis products. Given our patient-first commitment and belief that medical cannabis should not be subject to excise tax, we do not bill the cost of these excise taxes back to our medical cannabis patients. As a result, excise taxes negatively impacted our Canadian medical cannabis net revenues and gross margins by $3.0 million and 4%, respectively. Excluding the impact of these excise taxes, Canadian medical cannabis net revenue and gross margin would have been $28.0 million and 65%.

During Q3 2019, our international cannabis sales grew to $4.0 million from $2.9 million in the prior quarter, a 38% increase. While we continue to expand our business into international markets, we have faced supply shortages for export. We expect that our ability to allocate more product to international markets in 2019 will increase significantly as more facilities receive EU GMP certification and domestic needs are met by increased production from our Aurora Sky and MedReleaf Bradford facilities.

Oil and extract-based sales comprised 18% of total net cannabis sales during Q3 2019, which represents a 4% decrease from the prior quarter. During Q3 2019, the volume of our oil and extract-based sales continued to be negatively impacted by our oil extraction capacity constraints coupled with increasing production and sale of our other cannabis products. Although Health Canada recently licensed our high-throughput extraction partner, Radient Technologies Inc. (“Radient”), we are currently working with them on preparation, testing and setup activities. Once extraction activities are fully initiated and this capacity constraint is removed, we expect our oil and extract-based sales to increase, expected in fiscal Q1 2020. We also expect that the demand for these products will increase as the Canadian consumer market evolves. Aurora will also continue to develop and offer new extract-based products to expand its portfolio as new regulations in Canada and internationally legalize these products.

18	Aurora Cannabis Inc.	Q3 2019 MD&A

The average net selling price of cannabis decreased by $0.40 per gram and gram equivalent over the prior quarter from $6.80 for the three months ended December 31, 2018 to $6.40 for the three months ended March 31, 2019. This was primarily attributable to 48% volume increase in our consumer market dried cannabis sales, which is subject to a lower wholesale pricing structure through provincial bodies, as well as the continuing negative impact of excise taxes on net revenues. The decrease was offset by an increase in average selling price for cannabis sold in the EU.

Going forward, we expect Canadian consumer market sales to contribute lower average net selling prices per gram equivalent of cannabis than those from the Canadian medical and European medical markets. We remain focused on ramping up growth and supply to the Canadian and international medical markets and will continue to introduce higher margin products, such as softgel capsules and pre-rolls, into our product portfolio. New regulations under the Cannabis Act are expected to be in place by the end of calendar 2019 which will permit the sale of higher value, in-demand products such as vape pens, edibles, and other derivatives.

Production

In Q3 2019, Aurora produced 15,590 kilograms of cannabis as compared to 7,822 kilograms in the prior quarter. The 99% increase in production output was primarily due to the production capacity added by Aurora Sky and MedReleaf’s Markham and Bradford facilities.

The construction of Aurora Sky was substantially completed in January 2019 and the facility is now operating at full capacity. Based on the current production run rate, Aurora will have in excess of 25,000 kilograms of product harvested and dried during Q4 2019. Aurora defines production capacity as representing the capacity of all planted rooms approved by Health Canada for sales, taking into account anticipated harvests at maturity, annualized for the following twelve-month period, and based on a targeted historical yield per plant. Our current production capacity is 150,000 kilograms annually and is expected to reach 625,000 kilograms on an annual basis by December 31, 2020.

Aurora continues to construct purpose-built facilities with a strong focus on producing a consistent supply of quality, low-cost product to meet market demand. We also remain committed to establishing, expanding and securing significant market share in the Canadian and International medical market and Canadian consumer market, which was legalized effective October 17, 2018 pursuant to the Cannabis Act.

Cash Cost to Produce

Cash cost to produce per gram of dried cannabis decreased to $1.42 per gram and gram equivalent, down $0.50 from the previous quarter. The decline in our production cash cost per gram is primarily due to the increase in production volumes and higher plant yields, which has resulted in significant economies of scale on labour, utility, maintenance and other overhead costs. In addition, the prior quarter’s production cash cost per gram was burdened by initial operating inefficiencies; which resulted in higher labour, inventory management and distribution costs to meet initial demand upon legalization of the Canadian consumer market. Future production costs are expected to decrease further as Aurora Sky realizes additional economies of scale from technology improvements, operating efficiencies and scientific yield expertise, which will be exploited across all Aurora facilities. Management continues to expect that cash costs to produce a gram of cannabis at a “Sky Class” facility will trend well below $1.00 per gram.

Our gross margin on cannabis net revenue remained steady at 55% in the current quarter as compared to 54% in the previous quarter. Economies of scale were realized with the ramp up of Aurora Sky. These improvements were offset by lower average net selling prices resulting from the 42% volume increase in our consumer market cannabis sales, which is subject to a lower wholesale pricing structure through provincial bodies. Gross margin for medical extracts and consumer extracts were in the mid-60% range, while gross margin on medical dried was at 59%. Dried cannabis sold into the Canadian consumer system currently returns gross margins in the high 40% range. Overall gross margins for Aurora are expected to continue to improve through the introduction of new product lines in the next stage of the Canadian consumer market, the continued expansion of extraction capacity, growth in international sales, and declining production costs per gram as scale efficiencies are fully realized.

Selling, General and Administration ("SG&A")

Although Aurora continues to invest in infrastructure and talent required to maintain a first-mover advantage for opportunities in the Canadian and international medical cannabis markets and the Canadian consumer market, much of the infrastructure required to operate effectively in the Canadian market, and as a public company, is in place. During Q3 2019, SG&A expenses remained relatively flat as compared to the prior quarter with a net increase of $0.7 million or 1%. The increase was predominantly due to higher headcount, public company costs, professional fees and general operating expenses; which was offset by an overall decrease in sales and marketing costs which were related in the prior quarter to the ramp up to legalization of the consumer market in October 2018.

Impairment Charges

During Q3 2019, we recognized a $3.9 million goodwill impairment charge and a $1.1 million intangible asset impairment charge related to certain assets that support the production and sale of indoor home cultivation systems. Given that the revenue associated with such indoor home cultivation systems has not been growing at the rate expected upon the acquisition of these assets, the carrying value of the assets which support the business is not likely to be recoverable from future related cash flows. As a result, we recorded the impairment charges described above.

19	Aurora Cannabis Inc.	Q3 2019 MD&A

During the three months ended March 31, 2019 the Company recognized an intangible asset impairment charge of $4.0 million pertaining to certain permits and licenses, held within the cannabis operating segment, due to the decline in the estimated recoverable amount of the asset.

Adjusted EBITDA

The Company defines adjusted EBITDA as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of equity investments, goodwill and intangible assets.

During the three months ended March 31, 2019, adjusted EBITDA loss decreased to $(36.6) million as compared to $(45.5) million in prior quarter. The $8.9 million or 20% decrease was attributable to a $7.9 million increase in gross profit before fair value adjustments and a $1.1 million decrease in SG&A, acquisition costs and research and development expenses. The Company expects adjusted EBITDA to continue to improve due to higher sales, improved gross margins through economies of scale, and contained SG&A growth. For fiscal Q4 2019, the Company is targeting to achieve positive adjusted EBITDA.

Other

On January 24, 2019, we issued $460.6 million (US$345.0 million) of convertible Senior Notes due 2024 (“Senior Notes”). The Senior Notes are unsecured, mature on February 28, 2024 and bear interest semi-annually at 5.5% per annum. The initial conversion rate is 138.37 common shares per US$1,000 principal amount of Senior Notes, which is equivalent to an initial conversion price of approximately US $7.23 per common share. We incurred $14.5 million of transaction fees in connection with the issuance of the Senior Notes. Of the $446.1 million total net proceeds received, $276.9 million was allocated to the Senior Notes after $169.2 million was allocated to the equity conversion option based on its fair value.

As at March 31, 2019, the equity conversion option was re-measured with a fair value of $270.7 million and we recorded a $101.5 million unrealized loss during the three months ended March 31, 2019. The increase in the fair value of the equity conversion option was primarily driven by the rise in Aurora’s stock price between January 24, 2019 and March 31, 2019. During Q3 2019, we accrued interest expense of $4.6 million on these Senior Notes.

Given the level of volatility in the entire cannabis sector, Aurora’s derivative assets and liabilities are subject to non-cash impacts and swings in their fair values. During the three months ended March 31, 2019, Aurora recognized unrealized fair value gains on its derivative assets of $32.9 million as compared to unrealized fair value losses of $119.9 million in the prior quarter. These non-cash fair value adjustments resulted in a decrease to the net loss during the three months ended March 31, 2019.

On March 1, 2019, we completed our acquisition of Whistler Medical Marijuana Corporation ("Whistler"). Located in Whistler, British Colombia, Whistler has developed one of Canada's most iconic cannabis brands, built on quality and award-winning, organic certified BC flower. We recognized approximately $139.9 million in intangible assets and goodwill upon the completion of the acquisition. The Whistler acquisition is expected to provide us with a suite of premium and differentiated organic certified products to expand our medical and consumer use offerings. Aurora intends to EU GMP certify Whistler's production facilities and utilize its international distribution networks to pursue additional export opportunities.

Key Developments During the Three Month Period Ended March 31, 2019

Acquisitions

Aurora is building a diversified and vertically integrated company to seize the opportunity to establish a deep footprint in the global cannabis markets. During the quarter ending March 31, 2019, the Company continued to gain significant first-mover advantages in global markets through several strategic acquisitions and investment opportunities.

a)	Acquisition of Whistler

On March 1, 2019, the Company acquired all of the issued and outstanding shares of privately held Whistler. The Company paid total consideration of $158.1 million comprised of 13,460,833 common shares with a fair value of $130.8 million, $2.9 million for the settlement of a pre-existing loan and contingent consideration of $24.4 million.

Whistler has developed a strong reputation with patients and consumers alike for providing premium quality cannabis products. Founded in 2013, Whistler was the first licensed producer to obtain organic certification and sell a full suite of organic certified cannabis products. Whistler operates two indoor licensed production facilities with an anticipated combined production capacity of over 5,000 kilograms per year once at full capacity, which is expected to occur in the summer of 2019.

b)	Future Acquisition of 51% Interest in Gaia Pharma Lda. ("Gaia")

In February 2019, the Company announced that it had agreed to terms to acquire a 51% ownership interest in Gaia, a license applicant in Portugal, to establish a local facility to produce medical cannabis and derivative products. Gaia received approval of its application to construct an EU GMP compliant cannabis cultivation facility which will be conducted in phases, with the first phase expected to be completed in the third calendar quarter of 2020. Upon completion, the first phase of the facility is expected to have a production capacity of approximately 2,000 kilograms per annum, growing to 4,000 kilograms per annum upon completion of the second phase.

20	Aurora Cannabis Inc.	Q3 2019 MD&A

Strategic Investments and Alliances

a)	Partial Disposition of Common Shares of The Green Organic Dutchman Holdings Ltd. ("TGOD")

In January 2019, the Company sold 4,500,000 common shares of TGOD for gross proceeds of $11.5 million. Following the disposition, Aurora currently holds 28,833,334 common shares representing approximately 10.7% of TGOD's issued and outstanding shares.

b)	Appointment of Nelson Peltz as a Strategic Advisor

In March 2019, the Company appointed Nelson Peltz as a strategic advisor. Mr. Peltz and Aurora are working collaboratively and strategically to explore potential partnerships that would be the optimal strategic fit for successful entry into each of Aurora's contemplated market segments. Mr. Peltz is also advising on the Company's global expansion strategy. Services are being provided to Aurora through 280 Park ACI Holdings, LLC (the "Senior Advisor").

In consideration for the services, the Company granted stock options to purchase 19,961,754 of our common shares at $10.34 per share. The options vest ratably over a four-year period on a quarterly basis, subject to accelerated vesting based on the occurrence of certain specified events, which include the consummation of certain defined transactions, and the closing price of Aurora's common shares being at least $31.02 and additionally $41.36 for a specified number of trading days. The Senior Advisor may exercise any portion of the Option that has vested on or prior to the seventh anniversary of the date of grant.

Facility Licensing and Expansion

a)	Construction of Aurora Polaris

On February 12, 2019, the Company announced that it is constructing Aurora Polaris, a 300,000 square foot expansion at the Edmonton International Airport immediately adjacent to Aurora Sky. The new facility will be EU GMP compliant and is intended to serve as Aurora's centre of excellence for the industrial-scale production of higher margin, value added products. Construction of the facility is anticipated to be completed in late 2019. Aurora Polaris will allow for enhanced capabilities for the Company’s logistics and warehousing needs required to serve ever increasing global requirements.  The facility is designed to include additional research and development space.

b)	Sales License for Aurora Sky and MedReleaf Bradford Facilities

On February 25, 2019, the Company announced that both its Aurora Sky and MedReleaf Bradford facilities are now fully licensed by Health Canada for the production and sale of cannabis and cannabis derivative products. Together, the facilities add over 128,000 kilograms in annual production capacity resulting in significant increases in product availability across our domestic and international markets over the coming months.

International Expansion

a)	Commercial Export of Cannabis Oil to the United Kingdom ("UK")

In February 2019, the Company announced that it had completed its first commercial export of cannabis oil to the UK and the product has been successfully dispensed from a pharmacy. Authorities there recently granted the Company approval for its first shipment of medical cannabis into the UK from Canada under its new legal framework that came into effect on November 1, 2018.

b)	Commencement of Cannabis Oil Sales to German Pharmacies

In March 2019, the Company commenced sales of cannabis oils to German pharmacies following receipt of all necessary approvals from the Canadian and German regulatory authorities. "Pedanios 5/1" drops have become the first extract derived oil product compliant with the German monograph for in-pharmacy preparation.

As one of a few companies able to sell oils internationally in this rapidly growing market, Aurora is well positioned to establish brand leadership in the European derivatives market. As our global production capacity continues to ramp up, we will be able to strategically allocate more product from our EU GMP certified cultivation facilities to this higher margin market.

Financing Activities

a)	Convertible Senior Notes

On January 24, 2019, the Company issued US$345.0 million in aggregate principal amount of Senior Notes due 2024, which included a US$45.0 million over-allotment by the initial purchasers. The Senior Notes were issued at par value.

The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 138.37 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$7.23 per common share. The initial conversion rate represents a premium of approximately 10.0% to the January 17, 2019 common share closing sale price on the NYSE and is subject to adjustment in certain events.

On and after February 28, 2022 and prior to February 28, 2024, the Senior Notes are redeemable in whole or in part from time to time at the Company's option at par plus accrued and unpaid interest, provided that the VWAP of the shares on the NYSE during the 20 consecutive trading days ending immediately preceding the date on which notice of redemption is given is not less than 130% of the conversion price then in effect.

21	Aurora Cannabis Inc.	Q3 2019 MD&A

Holders will also have the right to require Aurora to repurchase their Senior Notes upon the occurrence of certain customary events at a purchase price equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest.

Key Developments Subsequent to March 31, 2019

Acquisitions

a)	Hempco Food and Fiber Inc. ("Hempco")

On April 16, 2019, the Company announced that it had entered into a binding letter agreement (the "Letter Agreement") in regard to the basic terms and conditions upon which Aurora will acquire all of the issued and outstanding common shares of Hempco not already owned by Aurora. In consideration of the transaction, Aurora has agreed to pay $1.04 per Hempco share, payable in common shares of Aurora, reflecting a valuation of approximately C$63.4 million on a fully diluted basis.

Upon completion of the Transaction, Hempco will become a wholly owned subsidiary of the Company and Hempco's shares will be de-listed from the TSX Venture Exchange and it is expected that Aurora will apply to cause Hempco to cease being a reporting issuer under applicable Canadian securities laws. The acquisition is subject to receipt of all regulatory, court, shareholder and other customary closing conditions.

In anticipation of the acquisition, on January 15, 2019, the Company invested $5.0 million in a secured convertible debenture in Hempco. The debenture bears interest at 8% per annum and is convertible at $1.18 per Hempco share at Aurora's election until January 15, 2021.

b)	Chemi Pharmaceutical Inc. ("Chemi")

On April 24, 2019, the Company completed the acquisition of Chemi, a privately-held, Ontario-based laboratory specialized in providing analytic services to pharmaceutical and cannabis industries. The Company acquired all of the issued and outstanding shares of Chemi in exchange for 83,299 common shares of Aurora issued at closing and 41,649 common shares payable upon achievement of certain Chemi milestones.

Chemi has a Health Canada Drug Establishment Licence enabling it to perform certified GMP compliant quality control analytical testing. In addition, Chemi has received US FDA accreditation for its facility, which is the gold standard for global pharmaceutical testing. Acquiring Chemi with its Drug Establishment Licence provides a critical prerequisite for applying for a Cannabis Drug Licence, which is required for the development of cannabis therapies within the global medical cannabis market.

Investment in EnWave

On April 26, 2019, the Company completed a $10 million equity investment in EnWave Corporation ("Enwave"), a publicly-traded, Vancouver-based advanced technology company. Pursuant to the terms of a share purchase agreement between the parties dated April 25, 2019, Aurora has purchased 5,302,227 common shares in the capital of EnWave (the "EnWave Shares") at a deemed price of $1.89 per share, based on the volume weighted average trading price ("VWAP") for EnWave's shares on the TSX Venture Exchange (the "TSXV") for the five consecutive trading days to and including April 22, 2019. As consideration for the EnWave Shares, Aurora issued to EnWave 840,576 common shares in the capital of Aurora (the "Aurora Shares") at a deemed price of $11.90 per share, based on the VWAP for Aurora's shares on the TSX for the five consecutive trading days to and including April 22, 2019. The EnWave Shares represent approximately 4.91% of the issued and outstanding common shares of EnWave on a non-diluted basis.

International Updates

On April 5, 2019, the Company announced that it had been selected by the German Bundesinstitut für Arzneimittel und Medizinprodukte BfArM (Federal Institute for Drugs and Medical Devices) as one of three winners in the public tender to cultivate and distribute medical cannabis in Germany.

The Company was awarded the maximum number of 5 of the 13 lots in the tender over a period of four years with a minimum supply of 4,000 kilograms in total. The cannabis produced will be sold to the German government and supplied to wholesalers for distribution to pharmacies.

Financing

On April 2, 2019, the Company announced that it had filed a preliminary short form base shelf prospectus (the "Shelf Prospectus") with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC"). The Shelf Prospectus and Registration Statement, when made final or effective, will allow the Company to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof of up to US$750 million during the 25 month period that the Shelf Prospectus is effective. Should the Company decide to offer securities during this period, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement to the Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC.

22	Aurora Cannabis Inc.	Q3 2019 MD&A

Facility Updates

On April 10, 2019, the Company announced an update on the status of Aurora Sun, the Company's latest and largest "Sky Class" facility, which is currently under construction in Medicine Hat, Alberta. To support rapidly growing global demand for high-quality medical cannabis in Canada and abroad, the facility will be expanded to 1.62 million square feet, representing a 33% increase from its originally planned 1.2 million square feet. With the Sky Class production philosophy proven at Aurora Sky, the Company is confident in projecting an expected production capacity at Aurora Sun in excess of 230,000 kg of high-quality cannabis per annum.

Changes to the Cannabis Act Duty Legislation

The Canadian Government introduced changes to the Cannabis Excise Duty legislation effective May 1, 2019, with changes to the calculation of excise taxes on three new categories of cannabis products: cannabis edibles, cannabis extracts and cannabis topicals.

Excise taxes are currently calculated based on the higher of (i) a flat rate duty based on grams of product sold; and (ii) the ad valorem determined based on the selling price, regardless of the category of the cannabis product. Effective May 1, 2019, edibles, extracts and topicals will be subject to excise taxes based on a flat rate of $0.01 per mg of total THC which will be imposed at the time of packaging. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants.

Financial Results

Revenue

The Company primarily operates in the cannabis market. Effective October 17, 2018, the Cannabis Act took effect in Canada and Aurora began selling cannabis to the consumer market across Canada. Aurora also derives revenues from auxiliary support functions, which includes patient counseling services; design, engineering and construction services; and cannabis analytical product testing services. The table below outlines the reconciliation from the Company's total net revenue to its cannabis net revenue metric for the three and nine months ended March 31, 2019 and March 31, 2018.

($ thousands)	Three months ended		Nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
Net revenue	65,145	16,100	148,997	36,049
Design, engineering and construction services	(914)	(2,979)	(2,403)	(2,979)
Patient counseling services	(809)	(609)	(3,608)	(2,416)
Analytical testing services	(1,238)	-	(2,659)	-
Accessories and other cannabis segment revenue	(962)	(81)	(2,131)	(107)
Horizontally integrated business revenue	(2,570)	(1,621)	(7,370)	(2,674)
Cannabis net revenue	58,652	10,810	130,826	27,873

During the three months ended March 31, 2019, cannabis net revenue increased by $47.8 million or 443% as compared to the same period in the prior year. The increase was primarily due to $29.6 million of net revenue generated from the consumer market, as well as $18.3 million of net revenue generated from the medical market due to an increase in medical patients in the period. Additionally, of the $47.8 million increase in the period, $34.4 million of cannabis revenue was generated from newly acquired subsidiaries in the period including MedReleaf, ICC and Whistler.

During the nine months ended March 31, 2019, cannabis net revenue increased by $103.0 million or 369%, as compared to the same period in the prior year. The increase is primarily attributable to (i) $51.7 million of consumer cannabis net revenue, which was not present in the prior comparative period, (ii) $14.3 million of medical revenue from CanniMed, which was acquired on March 15, 2018, and (iii) the inclusion of revenue generated by newly acquired subsidiaries in the period which contributed combined cannabis revenue of $77.7 million for the nine months ended March 31, 2019.

23	Aurora Cannabis Inc.	Q3 2019 MD&A

The table below outlines the breakdown of cannabis net revenue between our medical and consumer markets as well as our dried cannabis and cannabis extracts for the three months ended March 31, 2019 and December 31, 2018.

($ thousands)	Three months ended
	March 31, 2019	December 31, 2018
Medical cannabis net revenue
Canada dried cannabis	16,575	15,410
EU dried cannabis	4,004	2,853
Cannabis extracts (1)	8,496	7,731
Total medical cannabis net revenue	29,075	25,994

Consumer cannabis net revenue
Dried cannabis	27,461	18,796
Cannabis extracts (1)	2,116	2,787
Total consumer cannabis net revenue	29,577	21,583

Total cannabis net revenue	58,652	47,577
(1)	Cannabis extracts revenue includes cannabis oils, capsules, softgels and topical revenue.

Medical Cannabis Net Revenue

During the three months ended March 31, 2019, the Company maintained stable and strong medical cannabis net revenues with an increase of $3.1 million over the prior quarter. The change in the period was primarily attributable to a $1.9 million increase in Canadian medical cannabis sales, of which $1.2 million was generated from the sale of dried cannabis. The Company had approximately 77,000 patients at March 31, 2019 which contributed the increase in Canadian medical cannabis sales. Additionally, European medical cannabis sales increased to $4.0 million from $2.9 million in the prior quarter.

Consumer Cannabis Net Revenue

Consumer cannabis net revenue increased by $8.0 million over the prior quarter and was due to an increase of $8.7 million in dried cannabis sales, offset by a decrease of $0.7 million in extract sales in the consumer market. During the three months ended March 31, 2019, the Company sold 5,191,692 grams of dried cannabis and 206,884 grams equivalent of extracts in the consumer market compared to 3,500,420 grams of dried and 306,270 grams equivalent of extracts in the prior period.

Average net selling price

The average net selling price of cannabis decreased by $0.40 per gram and gram equivalent over the prior quarter from $6.80 for the three months ended December 31, 2018 to $6.40 for the three months ended March 31, 2019. This was primarily attributable to an increase in cannabis sold to the consumer market which yields a lower wholesale selling price than cannabis sold to the medical market. During the three months ended March 31, 2019, 59% of the sales volume was generated from the consumer market. The decrease was offset through increased sales of EU dried cannabis and medical cannabis extracts which command higher average selling prices. During the three months ended March 31, 2019, 12% of the sales volume was generated from EU dried cannabis and medical cannabis extracts.

Gross Margin Before Fair Value Adjustments

The table below outlines gross profit and margin before fair value adjustments for the three and nine months ended March 31, 2019 and March 31, 2018.

($ thousands)	Three months ended		Nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
Net revenue	65,145	16,100	148,997	36,049
Cost of goods sold	(28,914)	(6,827)	(68,676)	(14,736)
Gross profit before fair value adjustments (1)	36,231	9,273	80,321	21,313
Gross margin before fair value adjustments (1)	56%	58%	54%	59%
(1)	Gross profit and gross margin before fair value adjustments are both non-GAAP measures, which are calculated by excluding non-cash fair value changes as required by IFRS. We believe that these measures are more informative for the purposes of assessing our operating results.

Gross margin, excluding the impact of fair value changes, for the three and nine months ended March 31, 2019 was 56% and 54%, respectively compared to 58% and 59% for the same periods in prior year. The decline in our gross margin was a result of (i) lower average net selling prices per gram of equivalent cannabis earned from our wholesale customers on consumer cannabis sales and (ii) the negative impact of excise taxes on medicinal revenue, the cost of which was not passed on to customers. During the three and nine months ended March 31, 2019, consumer cannabis sales accounted for 45% and 35% of total net revenues, respectively, as compared to 0% for the three and nine months ended March 31, 2018.

24	Aurora Cannabis Inc.	Q3 2019 MD&A

($ thousands)	Medical			Consumer			Auxiliary Support Functions	Total
	Dried Cannabis	Cannabis Extracts (2)	Total	Dried Cannabis	Cannabis Extracts (2)	Total
Three months ended March 31, 2019
Net revenue	20,579	8,496	29,075	27,461	2,116	29,577	6,493	65,145
Cost of goods sold	(8,491)	(3,053)	(11,544)	(14,019)	(686)	(14,705)	(2,665)	(28,914)
Gross profit before fair value adjustments (1)	12,088	5,443	17,531	13,442	1,430	14,872	3,828	36,231
Gross margin before fair value adjustments (1)	59%	64%	60%	49%	68%	50%	59%	56%

Three months ended December 31, 2018
Net revenue	18,263	7,731	25,994	18,796	2,787	21,583	6,601	54,178
Cost of goods sold	(7,733)	(2,973)	(10,706)	(9,977)	(1,382)	(11,359)	(3,735)	(25,800)
Gross profit before fair value adjustments (1)	10,530	4,758	15,288	8,819	1,405	10,224	2,866	28,378
Gross margin before fair value adjustments (1)	58%	62%	59%	47%	50%	47%	43%	52%
(1)	Gross profit and gross margin before fair value adjustments are both non-GAAP measures, which are calculated by excluding non-cash fair value changes as required by IFRS. We believe that these measures are more informative for the purposes of assessing our operating results.
(2)	Cannabis extracts revenue includes cannabis oils, capsules, softgels and topical revenue.

Medical Cannabis Gross Margin

Gross margin before fair value adjustments on medical cannabis sales for the three months ended March 31, 2019 was 60% as compared to 59% for the three months ended December 31, 2018. The increase in gross margin was a result of:

(i)	a $2.23 increase in the average net selling price per gram of dried cannabis sold to the European medical market, as well as a 15% increase in European sales volume, increasing gross margin on European dried cannabis sales by 6%; and
(ii)	economies of scale realized with the ramp-up of Aurora Sky, reducing the cash cost to produce per gram of dried cannabis.

The Company does not pass the cost of excise taxes onto medical patients. Of the $10.1 million excise taxes incurred during the three months ended March 31, 2019, $3.0 million relates to excise taxes levied on cannabis products that we sold to medical patients in Canada. As such, these excise taxes on medical sales directly impacted our bottom line and decreased our gross margin by 4%.

The Company expects that cannabis production costs will continue to decline and improve as efficiencies from automation, scale and yield expertise are realized across all Aurora facilities. To offset further margin compression, Aurora continues to expand its product portfolio and explore new extract-based products which command higher margins.

Consumer Cannabis Gross Margin

Gross margin before fair value adjustments on consumer cannabis sales for the three months ended March 31, 2019 increased to 50% from 47% for the three months ended December 31, 2018 resulting from the realization of economies of scale with the ramp up of Aurora Sky.

25	Aurora Cannabis Inc.	Q3 2019 MD&A

Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold - Aurora Produced Cannabis

($ thousands)	Q3 2019	Q2 2019
Total consolidated cost of sales	$28,914	$25,800
Adjustments:
Non-cannabis segment and non-cannabis cost of sales (1)	(2,804)	(3,920)
Cash cost of sales for cannabis extracts	(3,466)	(4,151)
Cost of cannabis purchased from other licensed producers	(1,750)	(1,424)
Depreciation	(4,619)	(770)
Cost of accessories (2)	-	(748)
Cash cost of sales of dried cannabis sold (3)	$16,275	$14,787
Packaging costs	(4,968)	(3,839)
Cash cost to produce dried cannabis sold (3)	$11,307	$10,948

Grams of dried cannabis sold produced by Aurora (4)	7,934,743	5,697,240
Cash cost of sales per gram of dried cannabis sold (5)	$2.05	$2.60
Cash cost to produce per gram of dried cannabis sold (5)	$1.42	$1.92
(1)	Non-cannabis segment cost of sales consists of cost of sales from home cultivation and hemp products while non-cannabis cost of sales consists of cost of sales from patient counseling services, design, engineering and construction services, and analytical product testing. These were deducted from consolidated cost of sales to determine cash costs solely related to sale of cannabis.
(2)	Cost of accessories includes cost of sales from vaporizers, grinders, and capsule fillers.
(3)	Cash cost of sales of dried cannabis sold and cash cost to produce dried cannabis sold are non-GAAP financial measures, which are not recognized, defined, or standardized metrics under IFRS.
(4)	Grams of dried cannabis sold includes dried grams sold by Aurora, CanniMed, MedReleaf, ICC and Whistler, but excludes the dried grams sold that were purchased from other LPs.
(5)	Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold represent the cash cost per gram sold by Aurora, CanniMed, MedReleaf, ICC and Whistler in Q3 2019 and Q2 2019.

Cash cost to produce per gram of dried cannabis sold decreased by $0.50 for Q3 2019, as compared to Q2 2019. In the prior period, cash cost to produce per gram of dried cannabis sold was higher due to higher internal logistics costs incurred in preparation for the legalization of the consumer market. During the current period, the Company achieved improved manufacturing efficiencies and realized economies of scale across our facilities. Total grams of dried cannabis sold that was produced by Aurora increased by 39% in the period. Additionally, the Company produced 15,590 kilograms of dried cannabis in the period, an increase of 99% from the previous quarter. Despite the significant increase in production, cultivation and manufacturing costs only increased by $0.4 million.

Cash cost of sales per gram of dried cannabis sold decreased by $0.55 for the three months ended March 31, 2019, as compared to the three months ended December 31, 2018. In the prior period, the Company had an increase in cash cost of sales per gram due to higher inventory management and distribution costs incurred to meet the initial consumer market demand upon legalization, as well as increased packaging costs. With the improved manufacturing efficiencies and the ramp up of production, the cash cost of sales per gram decreased by 21% in the current period. Additionally, the Company increased sales of multi-gram dried cannabis products, reducing the packaging cost per gram of dried cannabis sold.

Grams of Dried Cannabis and Grams Equivalent of Extracts Produced

Grams of dried cannabis produced refers to the grams of dried cannabis harvested from plants in the period. The Company calculates grams produced based on the final recorded weight of dried harvested buds that have completed the drying stage net of any weight loss during the drying process for the period.

Grams equivalent of cannabis extracts produced represents the equivalent number of dried grams used to produce the cannabis extract product. The dried cannabis is first extracted into a bulk concentrate, which is then diluted into cannabis oil, or further processed into a cannabis capsule product. The “grams equivalent” measure is used to disclose the volume in grams, of extracts sold and (or) produced in the period as opposed to milliliters, or number of capsules. The actual grams used in the production of cannabis oils and cannabis capsules can vary depending on the strain of dried cannabis used, which can yield different potencies and strengths. The Company estimates and converts its cannabis extract inventory to equivalent grams based on the tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”) content in the cannabis extract product. On average, for the three months ended March 31, 2019, December 31, 2018, and March 31, 2018, one bottle of cannabis oil was equivalent to 8.6, 8.1 and 6.78 gram equivalents of dried cannabis, respectively. On average, for the three months ended March 31, 2019 and December 31, 2018, one bottle of cannabis capsules was equivalent to 3.0 and 3.0 gram equivalents of dried cannabis, respectively.

26	Aurora Cannabis Inc.	Q3 2019 MD&A

Operating Expenses

($ thousands)	Three Months Mar 31, 2019	Three Months Dec 31, 2018
General and administration	$50,786	$43,621
Sales and marketing	16,318	22,741
Acquisition costs	2,183	5,692
Research and development	3,516	1,811
Depreciation and amortization	18,182	19,263
Share-based compensation	39,254	19,204
Total operating expenses	$130,239	$112,332

($ thousands)	Three Months Mar 31, 2019	Three Months Mar 31, 2018	Nine Months Mar 31, 2019	Nine Months Mar 31, 2018
General and administration	$50,786	$9,847	$130,350	$20,408
Sales and marketing	16,318	5,880	68,435	14,684
Acquisition costs	2,183	5,543	22,855	7,639
Research and development	3,516	477	8,753	756
Depreciation and amortization	18,182	873	52,567	1,967
Share-based compensation	39,254	15,872	79,534	25,814
Total operating expenses	$130,239	$38,492	$362,494	$71,268

The overall increase in operating expenses during the three and nine months ended March 31, 2019, as compared to the prior comparative periods, was primarily due to rapid organic growth of the Company as well as the assumption of operating expenses from newly acquired subsidiaries. While the comparative periods have been presented herein, the comparison and discussion of the respective periods is less relevant and meaningful given the changes in scale and size of the Company’s operations over the prior 12 months.

Of the $130.2 million of operating expenses recognized in the three months ended March 31, 2019, $31.3 million was from MedReleaf, CanniMed, Anandia, Agropro, Borela, ICC and newly acquired Whistler, with $10.8 million included in general and administration expenses and $5.4 million included in sales and marketing expenses from these subsidiaries.

Of the $362.5 million of operating expenses recognized in the nine months ended March 31, 2019, $94.5 million was from MedReleaf, CanniMed, Anandia, Agropro, Borela, ICC and newly acquired Whistler, with $30.1 million included in general and administration expenses and $18.1 million included in sales and marketing expenses, and $39.5 million included in depreciation and amortization from these subsidiaries.

General and administration

The $7.2 million increase in general and administration ("G&A") expense during the three months ended March 31, 2019, as compared to the three months ended December 31, 2018 was predominantly due to higher headcount, public company costs, professional fees and general operating expenses. Additionally, the Company accrued $2.7 million for Health Canada's annual regulatory fee related to the cannabis regulatory program.

The increase in G&A expense for the three and nine months ended March 31, 2019, compared to the same periods in prior year, are primarily attributable to an increase in salaries, wages and benefit costs associated with the increase in headcount from organic growth as well as acquisitions. Other increases include regulatory fees, public company costs, professional and consulting fees, and other operating expenses related to the expansion of domestic and international operations and business functions.

Sales and marketing

Sales and marketing costs decreased by $6.4 million, or 28%, compared to the previous quarter. The decrease was due to non-recurring marketing and preparation costs incurred in the prior period in connection with the ramp up to legalization of consumer cannabis in Canada, which are not expected to impact subsequent quarters. Note that branding and promotion of cannabis are restricted under the Cannabis Act.

During the three months ended March 31, 2019, sales and marketing expense increased by $10.4 million, as compared to the same period in prior year. This was primarily due to an increase in sales headcount to support the expansion of our sales distribution network and relationships underlying our business, as well as costs incurred in connection with meeting the consumer market demand post legalization.

For the nine months ended March 31, 2019, sales and marketing expense increased by $53.8 million from the prior comparative period. The increase was primarily related to an increase in headcount to support the expansion of our sales distribution network, including logistics costs; the growth of our medical sales channel; and preparation activities for the legalization of cannabis for the consumer market.

27	Aurora Cannabis Inc.	Q3 2019 MD&A

Acquisition costs

Acquisition costs decreased by $3.4 million and increased by $15.2 million for the three and nine months ended March 31, 2019, as compared to the same respective periods in the prior year. During the three months ended March 31, 2019, acquisition costs predominantly related to our purchase of Whistler. During the nine months ended March 31, 2019, acquisition costs of $21.1 million related to our purchase of MedReleaf, Anandia, Agropro, Borela, ICC and Whistler. Acquisition costs include professional, accounting, finders' and legal fees incurred in relation to the successful completion of acquisitions. The nature and magnitude of acquisition costs is unpredictable and depends on what acquisitions projects are ongoing at a particular point in time.

Research and development

The increase in research and development expenses of $3.0 million and $8.0 million for the three and nine months ended March 31, 2019, as compared to the same respective periods in the prior year was related to product development and enhancement costs to support cultivation efficiencies.

Depreciation and amortization

Depreciation and amortization expense increased by $17.3 million and $50.6 million for the three and nine months ended March 31, 2019 as compared to the same respective periods in prior year. The increase was related to (i) the depreciation of construction costs related to the retrofitting and completion of new grow facilities, such as Aurora Sky; (ii) the depreciation of capital assets acquired through business acquisitions; and (iii) the amortization of intangible assets acquired through business acquisitions.

Share-based compensation

For the three and nine months ended March 31, 2019, share-based compensation increased by $23.4 million and $53.7 million as compared to the same respective periods in prior year. The increase was commensurate with the increase in the size of our workforce and related to the issuance and vesting of more stock options to attract and retain talent. The share-based compensation expense for the three and nine month periods ended March 31, 2019 included $9.6 million of expense related to stock options issued to a strategic advisor. In addition, during the nine months ended March 31, 2019, the Company also recognized $8.4 million share-based compensation relating to the post-combination expense related to previous acquisitions.

Other (loss) income

Other expense was $91.5 million during the three months ended March 31, 2019 and was primarily attributable to (i) $101.5 million non-cash unrealized loss on the derivative liability related to the US $345 million Senior Notes; (ii) $32.9 million of non-cash unrealized gains on derivative financial instruments; and (ii) a $9.0 million impairment charge recognized on certain intangible assets and goodwill.

Other expense was $70.7 million during the nine months ended March 31, 2019 and was primarily attributable to a $144.4 million non-cash gain on the deemed disposal of the Company's significant influence investment in TGOD, which was offset by (i) the $101.5 million unrealized loss on derivative liability related to the US $345 million Senior Notes; (ii) $70.0 million impairment charge recognized on our equity investments; and (iii) $9.0 million impairment charge recognized on certain intangible assets an goodwill.

Refer to Notes 5(b), 6 and 13(c) of the Interim Consolidated Financial Statements as at and for the three and nine months ended March 31, 2019 for a summary of the Company's derivative investments, significant influence investments and convertible debentures.

28	Aurora Cannabis Inc.	Q3 2019 MD&A

Adjusted EBITDA

The Company defines adjusted EBITDA as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of equity investments, goodwill, and other assets.

($ thousands)	Three Months March 31, 2019	Three Months December 31, 2018
Net loss	(160,195)	(239,642)
Finance costs	13,993	10,208
Interest expense	(1,926)	(128)
Income tax recovery	(8,926)	(40,318)
Depreciation and amortization	18,182	19,263
EBITDA	(138,872)	(250,617)
Changes in fair value of inventory sold	17,407	21,620
Unrealized gain on changes in fair value of biological assets	(33,798)	(25,384)
Share-based compensation	39,254	19,204
Share of loss from investment in associates	770	894
Gain on loss of control of subsidiary	-	12
Changes in fair value on contingent consideration	1,253	692
Changes in fair value on derivative investments	(32,948)	119,872
Changes in fair value on derivative liabilities	101,521	-
Gain on debt modification	(206)	(1,774)
Gain on deemed disposal of equity investment	-	-
Impairment of equity investments	-	69,957
Impairment of goodwill and intangible assets	9,002	-
Adjusted EBITDA (1)	(36,617)	(45,524)
(1)	Adjusted EBITDA is a non-GAAP financial measure and is not a recognized, defined, or standardized measure under IFRS.

Adjusted EBITDA increased by $8.9 million or 20% compared to the prior quarter. The increase was attributable to a $7.9 million increase in gross profit before fair value adjustments and a $1.1 million decrease in SG&A, acquisition costs and research and development expenses.

Liquidity and Capital Resources

As at March 31, 2019, the Company had cash and cash equivalents and restricted cash available of $390.2 million compared to $89.2 million as at June 30, 2018. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk by monitoring its operating requirements and preparing budgets and cash flow forecasts to identify cash flow needs for general corporate and working capital purposes, as well as for expansion initiatives.

On August 29, 2018, the Company entered into a secured credit agreement (the “Credit Agreement”) with BMO, under which the Company has a $50.0 million revolving credit facility (“Facility A”) and a $150.0 million non-revolving facility (“Facility B”) (together, “the Credit Facility”). As at March 31, 2019, the Company has a $1.6 million letter of credit outstanding under Facility A and $148.1 million outstanding under Facility B. Under the terms of the Credit Agreement, the Company has an option to upsize the Credit Facility to a total of $250.0 million, subject to certain conditions. For more information about the Credit Facility, refer to Note 14 of the Interim Consolidated Financial Statements as at and for the three and nine months ended March 31, 2019. As of March 31, 2019, the Company was in compliance with all covenants on its term loans.

As described above, on January 24, 2019, the Company issued US$345.0 million in aggregate principal amount of Senior Notes, which included a US$45.0 million over-allotment by the initial purchasers. The net proceeds from this offering were approximately US$334.7 million after deducting commissions and other accounting and legal fees. The Senior Notes were issued at par value, are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 138.37 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$7.23 per common share. The initial conversion rate represents a premium of approximately 10.0% to the January 17, 2019 common share closing sale price on the NYSE and is subject to adjustment in certain events. For more information on these Senior Notes, refer to the “Key Developments During the Three Months Ended March 31, 2019” section above. We intend to use the net proceeds from this offering to support our expansion initiatives, future acquisitions, general corporate purposes and working capital requirements.

As at the date of this report, the fair value of shares held in marketable securities and investments in associates was $272.9 million and the intrinsic value of derivative investments was $34.7 million.

29	Aurora Cannabis Inc.	Q3 2019 MD&A

The table below summarizes the Company's asset balances, which are highly liquid, working capital and capitalization structure as at March 31, 2019, and June 30, 2018:

($ thousands)	Mar 31, 2019	Jun 30, 2018
	$	$
Cash and cash equivalents	346,662	75,795
Restricted cash	43,557	13,398
Marketable securities	187,263	59,188

Working capital	469,729	144,533

Capitalization
Convertible notes	495,207	191,528
Loans and borrowings	143,893	11,683
Total debt	639,100	203,211
Total equity	4,393,301	1,552,926
Total capitalization	5,032,401	1,756,137

As at March 31, 2019, total capitalization increased by $3.3 billion compared to June 30, 2018. The increase was primarily due to a $2.8 billion increase in equity resulting from the issuance of shares in connection with business combinations. In addition, loans and borrowings and convertible notes increased by $132.2 million and $303.7 million, respectively, related to funds drawn under the BMO Credit Facility and the issuance of the Senior Notes.

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the nine months ended March 31, 2019 and March 31, 2018:

($ thousands)	Nine month period ended
	Q3 2019	Q3 2018
	$	$
Cash used in operating activities	(187,640)	(36,546)
Cash used in investing activities	(136,061)	(432,211)
Cash provided by financing activities	627,664	540,131
Effect of foreign exchange	(2,937)	(147)
Increase in cash and cash equivalents	301,026	71,227

Cash used in operating activities during the nine months ended March 31, 2019 was $151.1 million higher than the nine months ended March 31, 2018. The increase was primarily related to an increase in operational spending to support the rapid growth of our business and expansion of our operations.

Cash used in investing activities during the nine months ended March 31, 2019 was $296.2 million lower compared to the nine months ended March 31, 2018. The decrease was primarily attributable to increased expenditures of $149.2 million on property, plant and equipment which were offset by (i) an increase of $235.8 million of cash assumed from business acquisitions; (ii) a decrease of $106.0 million in cash used for strategic investments; and (ii) a $46.7 million increase of cash proceeds received from disposal of certain marketable securities.

Cash provided by financing activities during the nine months ended March 31, 2019 was $87.5 million higher compared to the nine months ended March 31, 2018. The increase was primarily due a $266.6 million increase in proceeds received from the BMO Credit Facility and the Senior Notes to support operating and expansion needs, offset by a decrease of $157.9 million in cash collected from the exercise of stock options and warrants, as compared to the same period in prior year.

Capital Expenditures

The Company’s major capital expenditures during the nine months ended March 31, 2019 consisted of construction and equipment costs for Aurora Sky and continued construction activities at Aurora Nordic and Aurora Sun. The Company's principal capital requirements relate to expansion of current production facilities, construction of new production facilities, strategic investments and acquisitions, general working capital requirements and the support of new growth initiatives and diversification of product offerings.

30	Aurora Cannabis Inc.	Q3 2019 MD&A

Contractual Obligations

As at March 31, 2019, the Company had the following gross contractual obligations:

($ thousands)	Total	< 1 year	1 to 3 years	3 to 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	90,149	90,149	-	-	-
Loans and borrowings (1)	166,528	21,152	145,060	316	-
Contingent consideration payable	66,044	50,937	15,007	100	-
Convertible notes and interest (2)	825,853	265,557	50,713	509,583	-
Office lease	69,522	7,660	14,376	14,341	33,145
Capital projects (3)	357,162	293,762	63,400	-	-
Total contractual obligations	1,575,258	729,217	288,556	524,340	33,145
(1)	Includes interest payable until maturity date.
(2)	Assumes the principal balance outstanding at March 31, 2019 remains unconverted and includes the estimated interest payable until the maturity date.
(3)	Relates to commitments that the Company has made to vendors for capital projects pertaining to on-going expansion and construction.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself against all legal claims. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance with the Company’s stock option plan, the unexercised options expired 90 days from the date of the termination of the agreement. The option holder is attempting to enforce exercise rights which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this claim. Questioning of the parties was held on January 15 and 16, 2019 and we continue to defend this claim. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision had been recognized.

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under a recently acquired subsidiary’s supply agreement. The plaintiff is seeking specific performance of the supply agreement and damages for breach of contract for approximately $22.0 million (#eu#14.7 million) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. The Company intends to defend this claim. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision had been recognized.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has a $1.6 million letter of credit outstanding under Facility A of its Credit Facility with BMO. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company

Related Party Transactions

The Company's key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Compensation expense for key management personnel was as follows:

($ thousands)	Three Months March 31, 2019	Three Months March 31, 2018	Nine Months March 31, 2019	Nine Months March 31, 2018
	$	$	$	$
Management compensation (1)	1,605	1,695	4,124	3,172
Directors' fees (2)	99	56	245	145
Share-based payments (3)	3,918	5,315	12,391	10,026
	5,622	7,066	16,760	13,343
(1)	As of March 31, 2019, $1.4 million was accrued for management compensation (June 30, 2018 - $1.1 million).
(2)	Includes meeting fees and committee chair fees.
(3)	Share-based payments are the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (Note 16).
31	Aurora Cannabis Inc.	Q3 2019 MD&A

In addition to key management compensation, other significant related party transactions are as follows:

•	Operational and administrative service fees paid or accrued to a company having a former director in common with the Company, pursuant to an agreement with CanvasRx;
•	Marketing fees paid to a company partially owned by a former officer of the Company; and
•	Business transactions carried out with associates and joint venture arrangements.

The following is a summary of the transactions with the related parties noted above:

($ thousands)	Three Months March 31, 2019	Three Months March 31, 2018	Three Months March 31, 2019	Three Months March 31, 2018
	$	$	$	$
Consulting fees	2,143	1,815	6,696	4,957
Marketing fees	-	-	3,292	-
Profit margin earned from associates	271	895	500	895
	2,414	2,710	10,488	5,852
(1)	Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange value being the amounts agreed to by the parties.

The following amounts were receivable from (payable to) related parties:

($ thousands)	March 31, 2019	June 30, 2018
	$	$
Companies controlled by directors and officers of the Company (1)	-	(24)
Associates where the Company holds significant influence (2)	-	1,554
Directors and officers of the Company (1)	(1,395)	(1,128)
A Company partially owned by an officer (1)	-	(1,976)
A former 50% owned joint venture company (3)	-	3,444
(1)	The amounts are unsecured, non-interest bearing and have no specific repayment terms.
(2)	Amounts are due upon the issuance of invoices, are non-interest bearing and unsecured.
(3)	Amount was classified under assets held for distribution to owners at June 30, 2018.

Accounting Estimates

Effective January 1, 2019, the Company changed the useful life over which depreciation expense is recorded on its purpose-built greenhouses from 10 years to 30 years using the straight-line method. The change in estimate has been applied prospectively and resulted in a $2.3 million decrease in depreciation expense of property, plant and equipment for the three and nine months ended March 31, 2019. This change in estimate is based upon the revised estimated useful lives of such greenhouses. The effect of this change in estimate on future periods depends on the level of future capital expenditures and disposals made. Assuming no capital expenditures and disposal are made with respect to purpose-built greenhouses, depreciation of property, plant and equipment is expected to decrease by $2.2 million for the three month period ending June 30, 2019.

With the exception of the change in useful lives for purpose-built greenhouses, the fair value of the Australis Capital shares and warrants and the fair value of the Senior Notes, there have been no other changes in Aurora's critical accounting estimates during the nine months ended March 31, 2019. For more information, refer to Note 9 for property, plant and equipment, Note 4(f) for the spin-out of ACI and Note 13(c) for the Senior Notes in the Interim Financial Statements as at and for the three and nine months ended March 31, 2019. For more information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended June 30, 2018.

New or Amended Standards Effective July 1, 2018

The Company has adopted the following new or amended IFRS standards for the period beginning July 1, 2018.

(i)	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaced IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The Company adopted IFRS 9 using the retrospective approach where the cumulative impact of adoption was recognized in retained earnings as at July 1, 2018 and comparatives were not restated.

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income ("FVTOCI"), or (iii) at fair value through profit or loss ("FVTPL"). Consistent with IAS 39, financial liabilities under IFRS 9 are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost. The change did not impact the carrying amounts of any of our financial assets and liabilities on the adoption date.

32	Aurora Cannabis Inc.	Q3 2019 MD&A

The following table summarizes the classification of the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost
Accounts receivable excluding taxes receivable	Loans and receivables	Amortized cost
Marketable securities	Available-for-sale	FVTOCI
Derivatives	FVTPL	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans and borrowings	Amortized cost	Amortized cost
Convertible debentures	Amortized cost	Amortized cost
Contingent consideration payable	FVTPL	FVTPL

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities except for equity instruments which were classified as marketable securities on the condensed consolidated interim statement of financial position. The Company designates its marketable securities as financial assets at FVTOCI, where they are initially recorded at fair value. This designation is made on an instrument-by-instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive income only and are not transferred into profit or loss upon disposition.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade accounts receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to debtors and other relevant factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance for doubtful accounts ("AFDA") provision. Changes in the carrying amount of the AFDA provision are recognized in the statement of comprehensive income. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets recognized at amortized cost.

(ii)	IFRS 15 Revenue from Contracts with Customers

The IASB replaced IAS 18 Revenue in its entirety with IFRS 15 Revenue from Contracts with Customers. The Company adopted IFRS 15 using the modified retrospective approach, where the cumulative impact of adoption was required to be recognized in retained earnings as of July 1, 2018 and comparatives were not required to be restated.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue, at a point in time or over time, the assessment of which requires judgment. The model features the following five-step contract-based analysis of transactions to determine whether, how much and when revenue is recognized:

1.	Identify the contract with a customer;
2.	Identify the performance obligation(s) in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligation(s) in the contract; and
5.	Recognize revenue when or as the Company satisfies the performance obligation(s).

In accordance with IFRS 15, revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment for medical sales is typically due prior to shipment. Payment for wholesale consumer-use is due within a specified time period as permitted by the underlying agreement and the Company's credit policy upon the transfer of goods to the customer. Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer, the timing of which is consistent with the Company’s previous revenue recognition policy under IAS 18.

Effective October 17, 2018, Canada Revenue Agency ("CRA") began levying an excise tax on the sale of medical and consumer cannabis products, which specifically includes the following classes of products: fresh cannabis, dried cannabis, cannabis oil, cannabis seeds and cannabis plants. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise tax payable is currently based on the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the interim consolidated statements of comprehensive loss, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

33	Aurora Cannabis Inc.	Q3 2019 MD&A

Service revenues, including patient referral and construction consulting services, are recognized over a period of time as performance obligations are completed. The timing of revenue recognition for service revenues is consistent with the Company's previous revenue recognition policy prior to the adoption of IFRS 15.

The adoption of this new standard had no impact on the amounts recognized in its condensed consolidated interim financial statements.

Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term greater than twelve months, unless the underlying asset's value is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors will continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17, Leases.

Management has begun to execute its implementation plan and has substantially completed the initial scoping phase to identify material lease contracts. The analysis of such contracts to quantify the transitional impact is currently in progress. IFRS 16 is expected to result in materially higher non-current assets and non-current liabilities on the consolidated statement of financial position. Furthermore, under IFRS 16, lease expense will no longer be reflected as a “general and administration” expense on the consolidated statement of comprehensive loss. Instead, the depreciation of the right-of-use asset will be captured in the “depreciation and amortization” expense line and the accretion of the lease liability will be captured in the “finance and other costs” line.

IFRS 16 will also impact the presentation of the consolidated statement of cash flows by increasing cash flows used in operating activities and increasing cash flows used within financing activities, as the principal component of lease payments currently reflected as an operating activity will be presented as a financing activity. The Company is currently considering adoption of IFRS 16 through the modified retrospective approach effective July 1, 2019.

Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the impact of these amendments on the Company's consolidated financial statements.

Financial Instruments

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

Significant Judgment

The individual fair values attributed to the components of a financing transaction, which may include equity securities, derivative financial instruments, convertible debenture investments, convertible debt and loans, are determined using valuation techniques. The Company uses judgment when selecting the most appropriate valuation method and assumptions to perform the fair value calculations to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates are highly subjective and could differ significantly due to the inherent uncertainty in estimating the fair value of these instruments, which are not necessarily quoted in an observable active market.

34	Aurora Cannabis Inc.	Q3 2019 MD&A

The table below lists the valuation methods used to determine the fair values of the Company’s financial instruments.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Black-Scholes, Binomial, Monte-Carlo, FINCAD, and Kynex valuation models (Level 2 or Level 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, short-term investments, accounts receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value at the effective interest rate which approximates fair value

Summary of Financial Instruments

The following is a summary of the carrying value of financial instruments as at March 31, 2019:

	Amortized Cost	FVTPL	Designated FVTOCI	Total
Financial Assets	$	$	$	$
Cash and cash equivalents	346,662	-	-	346,662
Restricted cash	43,557	-	-	43,557
Short-term investments	1,243	-	-	1,243
Accounts receivable excluding taxes receivable	53,509	-	-	53,509
Marketable securities	-	-	187,263	187,263
Derivatives	-	102,009	-	102,009
Financial Liabilities
Accounts payable and accrued liabilities	90,149	-	-	90,149
Convertible notes (1)	495,207	-	-	495,207
Contingent consideration payable	-	30,546	-	30,546
Loans and borrowings	143,893	-	-	143,893
Derivative liability	-	270,749	-	270,749
(1)	The fair value of convertible notes includes both the debt and equity components.

Fair value hierarchy

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at March 31, 2019:

	Level 1	Level 2	Level 3	Total
As at March 31, 2019	$	$	$	$
Marketable securities (1)	185,403	-	1,860	187,263
Derivative assets (1)	-	79,129	22,880	102,009
Contingent consideration payable (2)	-	-	30,546	30,546
Derivative liability (3)	-	270,749	-	270,749

As at June 30, 2018
Marketable securities	59,188	-	-	59,188
Derivative assets	-	120,102	4,840	124,942
Contingent consideration payable	-	-	21,333	21,333
(1)	For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the three and nine months ended March 31, 2019, refer to Note 5 (a) and (b) in the Interim Consolidated Financial Statements.
(2)	For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the three and nine months ended March 31, 2019, refer to Note 13 (c) in the Interim Consolidated Financial Statements.
(3)	Refer to Note 13(c) in the Interim Consolidated Financial Statements for a discussion on the derivative liability relating to the Senior Notes.

There have been no transfers between fair value levels during the period.

35	Aurora Cannabis Inc.	Q3 2019 MD&A

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes:

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, trade and other receivables and short-term GIC investments. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents and restricted cash is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. Trade and other receivables primarily consist of trade accounts receivable and goods and services taxes (“GST”) recoverable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Risk is, however, limited given that the majority of medical sales are transacted with credit cards and the majority of consumer sales are transacted with governmental bodies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure, including the maintenance of sufficient liquidity to settle obligations and liabilities when due.

On August 29, 2018, the Company secured a $200 million debt facility with BMO of which $148.1 million was drawn at March 31, 2019.

On January 24, 2019, the Company issued US$345.0 million in aggregate principal amount of Senior Notes, which included a US$45.0 million over-allotment by the initial purchasers. The net proceeds from this offering were approximately $334.7 million after deducting commissions and other accounting and legal fees.

Market risk

(a)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, the Danish Krone, the Uruguayan Peso, Australian and U.S. dollars as the Company holds cash in these currencies. Assets and liabilities are translated based on the Company's foreign currency translation policy.

The Company has determined that as at March 31, 2019, a 10% increase or decrease in these currencies relative to the Canadian dollar would increase or decrease the value of the Company's net financial assets and liabilities by approximately $3.0 million and $4.4 million for the nine months ended March 31, 2019, respectively (nine months ended March 31, 2018 - $0.08 million and $0.08 million). The change in value would impact net and comprehensive income.

At March 31, 2019, the Company had no foreign exchange hedging agreements in place.

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents and restricted cash bear interest at market rates. The Company’s investments and convertible notes have fixed rates of interest and therefore expose the Company to limited interest rate risk.

(c)	Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s marketable securities and investments are susceptible to price risk arising from uncertainties about their future values. The fair value of marketable securities is based on quoted market prices, which represents the value which can be obtained through the sale of these securities.

If the fair value of these financial assets were to increase or decrease by 10% as at March 31, 2019, the Company would incur a $131.6 million (March 31, 2018 - $6.2 million) increase or decrease in the fair value of these financial assets. See Note 5 (a) and (b) of the Interim Financial Statements as at and for the three and nine months ended March 31, 2019 for additional details regarding the fair value of marketable securities and derivatives.

36	Aurora Cannabis Inc.	Q3 2019 MD&A

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at May 13, 2019:

Securities (1)	Units Outstanding
Issued and outstanding common shares	1,016,851,364
Stock options	68,028,487
Warrants	23,886,959
Compensation options	627
Restricted share units and deferred share units	2,053,671
Convertible debentures	65,310,447
(1)	Refer to Note 13 “Convertible Debentures”, Note 15 “Share Capital” and Note 16 “Share-Based Compensation” in the Company's Consolidated Interim Financial Statements for a detailed description of these securities.

37	Aurora Cannabis Inc.	Q3 2019 MD&A

Historical Quarterly Results

	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Financial Results
Gross revenue	$75,238	$62,000	$29,674	$19,147
Net revenue (1)	$65,145	$54,178	$29,674	$19,147
Gross margin before fair value adjustments on medical cannabis net revenue (2) (3)	60%	59%	70%	74%
Gross margin before fair value adjustments on consumer cannabis net revenue (2) (3)	50%	47%	68%	NA
Adjusted EBITDA (4)	$(36,617)	$(45,524)	$(67,884)	$(32,858)
(Loss) earnings attributable to common shareholders	$(158,354)	$(237,752)	$105,462	$79,868

Balance Sheet
Working capital	$469,729	$274,629	$548,446	$144,533
Cannabis inventory and biological assets (5)	$118,023	$79,924	$75,944	$39,602
Total assets	$5,549,780	$4,875,884	$4,955,361	$1,886,510

Operational Results - Cannabis
Cash cost of sales per gram of dried sold (6)	$2.05	$2.60	$1.90	$1.87
Cash cost to produce per gram of dried sold (7)	$1.42	$1.92	$1.45	$1.70
Active registered patients	77,136	73,579	67,484	43,308
Average net selling price per gram (8)	$6.40	$6.80	$9.19	$9.20
Average net selling price per gram of medical cannabis (8)	$7.73	$8.14	$9.28	$9.20
Average net selling price per gram of consumer cannabis (8)	$5.48	$5.67	$6.58	NA
Kilograms produced	15,590	7,822	4,996	2,212
Kilograms sold	9,160	6,999	2,676	1,617
	Q3 2018	Q2 2018	Q1 2018	Q4 2017
Financial Results
Gross revenue	$16,100	$11,700	$8,249	$5,936
Net revenue (1)	$16,100	$11,700	$8,249	$5,936
Gross margin before fair value adjustments on medical cannabis net revenue (2) (3)	59%	63%	58%	58%
Adjusted EBITDA (4)	$(12,904)	$(7,258)	$(2,178)	$(4,876)
(Loss) earnings attributable to common shareholders	$(19,215)	$7,722	$3,560	$(4,816)

Balance Sheet
Working capital	$338,476	$302,526	$169,674	$170,142
Cannabis inventory and biological assets (5)	$28,478	$17,073	$16,549	$11,609
Total assets	$1,671,400	$732,394	$347,834	$322,679

Operational Results - Cannabis
Cash cost of sales per gram of dried sold (6)	$1.80	$1.74	$2.16	$2.09
Cash cost to produce per gram of dried sold (7)	$1.53	$1.41	$1.87	$1.91
Active registered patients	45,776	21,718	19,280	16,400
Average net selling price per gram (8)	$7.99	$8.39	$8.22	$7.45
Average net selling price per gram of medical cannabis (8)	$7.99	$8.39	$8.22	$7.45
Average net selling price per gram of consumer cannabis (8)	NA	NA	NA	NA
Kilograms produced	1,206	1,204	1,010	1,165
Kilograms sold	1,353	1,162	890	755
(1)	Net revenues represents our total gross revenues exclusive of excise taxes levied by the CRA effective October 17, 2018, on the sale of medical and recreational cannabis products. Given that our gross revenue figures exclude the effect of excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period. For more information about the excise tax and the impact on Aurora's revenues, costs and associated gross margin, refer to the "Financial Highlights" section of this MD&A.
(2)	Cannabis net revenue represents revenue from the sale of products, excluding revenues from patient counselling services, design, engineering, and construction services, analytical testing services and excise tax recovered from consumer cannabis sales. For fiscal 2019, cannabis net revenue comprised revenues from both medical and consumer markets, while cannabis net revenues prior to fiscal 2019 were comprised of revenues from medical cannabis only. Refer to "Revenue" section for reconciliation of cannabis net revenue to IFRS.
(3)	Refer to "Gross Margin" section for reconciliation to the IFRS equivalent. There were no consumer market sales prior to fiscal 2019.
(4)	Represents EBITDA less non-cash income and expenses. Refer to "Adjusted EBITDA" section for reconciliation to IFRS.
(5)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(6)	Represents the cash cost of sales per gram of dried cannabis produced and sold by consolidated Aurora (including the results of newly acquired subsidiaries from the acquisition date). See “Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold - Aurora Produced Cannabis” section for reconciliation to IFRS.
(7)	Represents the cash cost to produce per gram of dried cannabis sold by consolidated Aurora (including the results of newly acquired subsidiaries from the acquisition date), excluding costs to sell such as packaging costs. See “Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold - Aurora Produced Cannabis” section for reconciliation to IFRS.
(8)	Represents the net average selling price per gram of dried cannabis and gram equivalent of cannabis extracts.
38	Aurora Cannabis Inc.	Q3 2019 MD&A

Risk Factors

In addition to the other information included in this Report, you should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements ("FLS") set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

•	ability to successfully obtain and renew Cannabis Act licenses, adhere to all regulatory requirements, and maintain the good standing of our licenses;
•	actions by governmental authorities, including changes in laws, regulations and guidelines, which may have adverse effects on the Company’s operations;
•	risk of failure or delay to acquire regulatory approvals required to produce and sell cannabis;
•	the Company has a limited operating history and no assurance of profitability;
•	risks related to negative public perception of cannabis consumption which may have an adverse effect on the Company’s operational results, consumer base, financial results, and the desire of third parties doing business with us;
•	competition in the Company’s industry where current and future competitors may have longer operating histories, more financial resources, and lower costs than the Company;
•	risk of whether the Company is able to realize its growth targets;
•	ability to execute the Company’s strategy without additional financing;
•	operating hazards and uninsured risks;
•	attracting and retaining key employees;
•	ability to expand operations into international jurisdictions;
•	availability of strategic alliances which complement or augment the Company’s existing business;
•	possibility of product liability claims against the Company;
•	risk of product recalls and returns;
•	ability to successfully develop new products and obtain required regulatory approvals;
•	conflicts of interest which may arise between the Company and its directors and officers;
•	potential for legal proceedings arising in the normal course of business;
•	risks related to agricultural operations, including disease, insect pests, and changes in climate;
•	the Company’s dependence on transportation services and the possibility of disruptions;
•	the price of production of cannabis will vary based on a number of factors outside our control;
•	risks related to compliance with safety, health, and environmental regulations;
•	ability to protect and preserve intellectual property rights;
•	risk of political and economic instability in the jurisdictions in which the Company operates;
•	execution of the Company’s growth strategy;
•	ability to successfully identify and make attractive acquisitions, joint ventures or investments, or successfully integrate future acquisitions;
•	volatility in the Company’s common share price on the TSX and NYSE;
•	global economy risk, which may impact the Company’s ability to raise equity or obtain additional financing;
•	risks associated with foreign currency translation losses;
•	restrictions and covenants from the Company's loan facilities may limit the Company's ability to execute its plans;
•	future issuances of equity could decrease the value of the Company's shares;
•	the regulated nature of the industry could discourage any takeover offers;
•	risks associated with the absence of dividends paid to shareholders;
•	misappropriation of assets and security breaches;
•	risks associated with breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;
•	cyber security risks, loss of information and computer systems;
•	no assurance we will continue to meet listing standards of the NYSE and TSX;
•	risk that the Company will not be able to maintain strong internal controls and be SOX compliant by the mandated deadline
•	risks associated with the Company’s holding company status; and
•	the Company’s ability to effectively and efficiently integrate MedReleaf and realize all operational synergies.

For additional information regarding the risks that the Company is exposed to, see the disclosure provided under the heading “Risk Factors” in the Company’s AIF dated September 24, 2018, which is available on the SEDAR website at www.sedar.com.

39	Aurora Cannabis Inc.	Q3 2019 MD&A

Internal Controls over Financial Reporting

There was no change in Aurora’s internal control over financial reporting (“ICFR”) during the period covered by this MD&A that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting, except to the extent they include internal controls of acquired businesses.

Aurora has limited the scope of design controls and procedures and internal controls over financial reporting to exclude controls, policies, and procedures over entities that are proportionately consolidated and those that were acquired by the Company not more than 365 days before the end of the financial period. These entities include:

•	Hempco (acquired November 14, 2017 with 52.1% interest held at March 31, 2019);
•	Aurora Nordic (51% interest acquired February 12, 2018);
•	MedReleaf (acquired July 25, 2018);
•	Anandia (acquired August 8, 2018);
•	Agropro (acquired September 10, 2018);
•	Borela (acquired September 10, 2018);
•	ICC (acquired November 22, 2018); and
•	Whistler (acquired March 1, 2019).

Excluding goodwill and intangible assets generated from these acquisitions, on a combined basis these entities constitute approximately 13% of the Company’s current assets, 20% of total assets, 8% of current liabilities, 13% of total liabilities, as well as 51% of revenue and 15% of net income as at and for the nine months ended March 31, 2019.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A includes statements containing certain "forward-looking information" within the meaning of applicable securities law. Such FLS are made as of the date of this MD&A and the Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise such FLS, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. FLS are frequently characterized by words such as "plans", "continues", "expects", “does not expect”, "projects", “budgets”, “forecasts”, "intends", "believes", "anticipates", "estimates", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. FLS are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the FLS. The Company provides no assurance that FLS will prove to be accurate, accordingly, readers should not place undue reliance on FLS. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that selling, general and administrative expense (“SG&A”) will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, as well as "Risk Factors" in the company's AIF for the financial year ended June 30, 2018 as well as updates provided herein.

Certain FLS in this MD&A include, but are not limited to the following:

•	pro forma measures including revenue, registered medical patients and grams produced;
•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;
•	the successful integration of CanniMed and MedReleaf into Aurora’s operations;
•	strategic investments and capital expenditures, and related benefits;
•	future growth expansion plans;
•	expectations regarding production capacity, costs and yields; and
•	product sales expectations and corresponding forecasted increases in revenues.

40	Aurora Cannabis Inc.	Q3 2019 MD&A

Cautionary Statement Regarding Certain Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (termed “Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers and cannabis companies. For an explanation and reconciliation of these measures to related comparable financial information presented in the interim consolidated financial statements prepared in accordance with IFRS, refer to the Financial Review section above. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•	Cash cost of sales of dried cannabis sold
•	Cash cost to produce dried cannabis sold
•	Cash cost of sales per gram of dried cannabis sold
•	Cash cost to produce per gram of dried cannabis sold
•	Cannabis net revenue
•	Average net selling price per gram
•	Average net selling price per gram of dried cannabis
•	Average net selling price per gram equivalent of cannabis extracts
•	Average net selling price per gram and gram equivalent of medical cannabis
•	Average net selling price per gram and gram equivalent of consumer cannabis
•	Gross profit on cannabis sales before fair value adjustments
•	Gross margin on cannabis sales before fair value adjustments
•	Adjusted EBITDA

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

41	Aurora Cannabis Inc.	Q3 2019 MD&A

Corporate Directory

DIRECTORS

Michael Singer
Executive Chairman

Norma Beauchamp
Director

Terry Booth
CEO, Aurora Cannabis

Steve Dobler
President, Aurora Cannabis

Dr. Jason Dyck
Director

Ronald Funk
Lead Independent Director

Shan Atkins
Independent Director,
Chair of Audit Committee

Adam Szweras
Director

OFFICERS

Terry Booth
Chief Executive Officer

Steve Dobler
President

Neil Belot
Chief Business Development Officer

Cam Battley
Chief Corporate Officer

Glen Ibbott
Chief Financial Officer

Allan Cleiren
Chief Operations Officer

Darryl Vleeming
Chief Information Officer

Debra Wilson
Chief Human Resources Officer

Darren Karasiuk
Chief Commercial Officer

Jillian Swainson
Chief Legal Officer & Corporate Secretary

SHAREHOLDER INFORMATION

Stock Exchange Listing
NYSE: ACB | TSX: ACB

Registrar and Transfer Agent
Computershare Ltd. Vancouver
510 Burrard St, 3rd Floor
Vancouver, BC V6C 3B9
Tel.: 1-604-661-9400
Fax: 1-604-661-9549

Auditors
KPMG LLP, Vancouver

INVESTOR CONTACTS

Phone: 1-855-279-4652
Email: ir@auroramj.com

Robert Kelly
Director of Investor Relations
Aurora

Marc Lakmaaker
Vice President, Investor Relations and
Corporate Development
Aurora